Exhibit 99.1

FUNTALK CHINA HOLDINGS LIMITED
ENTERS INTO DEFINITIVE AGREEMENT WITH
FORTRESS GROUP LIMITED AND FORTRESS MERGER SUB LIMITED
FOR GOING PRIVATE TRANSACTION

HONG KONG, May 31, 2011 — Funtalk China Holdings Limited (the “Company” or “Funtalk”) (Nasdaq: FTLK), a leading China-based retailer and wholesale distributor of wireless communications devices, accessories and content, announced today that it has entered into a definitive agreement with Fortress Group Limited (“Parent”) and Fortress Merger Sub Limited (“Merger Sub”) pursuant to which Parent will acquire Funtalk for US$7.20 per share (the “Transaction”).  The Transaction values Funtalk’s equity at approximately US$443 million on a fully diluted basis, and represents a 35.9% premium over the Company’s 30 trading day average price as quoted by NASDAQ on March 24, 2011, the last trading day prior to the Company’s announcement on March 25, 2011 that it had received a “going private” proposal.

Parent is a newly-formed entity jointly owned by ARCH Digital Holdings Ltd. (“ARCH”), Capital Ally Investments Limited (“Capital Ally”), GM Investment Company Limited (“GM”), Sinowill Holdings Limited (“Sinowill”), which is controlled by the chairman of the board of directors of the Company, Mr. Kuo Zhang, Huge Harvest Enterprises Limited (“Harvest”), which is wholly owned and controlled by the chief executive officer of the Company, Mr. Dongping Fei, Kingstate Group Limited (“Kingstate”), which is wholly owned and controlled by Mr. Hengyang Zhou, executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly owned subsidiary of the Company, and Trend Focus Limited, which is wholly owned and controlled by Mr. Francis Kwok Cheong Wan, senior vice president of corporate investor relations of the Company (“Trend Focus”, together with ARCH, Capital Ally, GM, Sinowill, Harvest and Kingstate, the “Consortium Members” or the “Consortium”).  Merger Sub is a newly-formed exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent.  The Consortium Members currently own, in the aggregate, 46,458,314 ordinary shares, or approximately 77.09% of the outstanding shares of the Company (excluding outstanding warrants and options of the Company).

In connection with the Transaction, PAG Asia Capital (“PAGAC”), Parent and the Consortium Members have entered into a subscription agreement pursuant to which PAGAC has agreed to subscribe for equity-linked securities of Parent, subject to certain conditions, the proceeds of which shall be used in part to provide financing for the Transaction.

Under the terms of the agreement, the Company will be the surviving entity in the Transaction as a wholly owned subsidiary of Parent.  In the Transaction, each ordinary share of the Company issued and outstanding immediately prior to the effective time of the Transaction will be cancelled in exchange for the right to receive US$7.20 per share in cash without interest, except for the ordinary shares beneficially owned by Parent, Merger Sub, the Consortium Members and any direct or indirect wholly owned subsidiary of the Company which will be cancelled without receiving any consideration.

The Company’s Board of Directors, acting upon the unanimous recommendation of the Independent Committee formed by the Board of Directors, approved the definitive agreement and resolved to recommend that the Company’s shareholders vote to approve the definitive agreement. The Independent Committee, which is composed solely of directors unrelated to any of Parent, Merger Sub, the Consortium Members or any of the management members of the Company, negotiated the terms of the definitive agreement with the assistance of its financial and legal advisors.

The Transaction, which is currently expected to close before the end of the third quarter 2011, is subject to the approval of the definitive agreement by an affirmative vote of shareholders representing two-thirds or more of the shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the definitive agreement, as well as certain other customary closing conditions.  If completed, the Transaction will result in the Company becoming a privately-held company and its ordinary shares will no longer be listed on the NASDAQ Global Market.

Bank of America Merrill Lynch is serving as financial advisor to the Independent Committee. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to the Independent Committee, and Maples and Calder is serving as Cayman Islands legal advisor to the Independent Committee. Latham & Watkins LLP is serving as U.S. legal advisor to the Company.  Shearman & Sterling LLP is serving as U.S. legal advisor to Bank of America Merrill Lynch.

Citigroup Global Markets Asia Limited is serving as financial advisor to the Consortium.  Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal advisor to the Consortium, and Conyers Dill & Pearman is serving as Cayman Islands legal advisor to the Consortium. Weil, Gotshal & Manges LLP is serving as U.S. legal advisor to Citigroup Global Markets Asia Limited. Simpson Thacher & Bartlett LLP is serving as U.S. legal advisor to PAGAC.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the transaction, which will include the definitive agreement related to the Transaction and related documents. All parties desiring details regarding the transaction are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).

In connection with the proposed Transaction, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Transaction and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Funtalk China Holdings Limited
21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020
Tel: +86-10-5709-1100

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed Transaction when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.
This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed Transaction proceed.

About Funtalk China Holdings Ltd.

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces in China. The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company's control. These factors include the risk factors detailed in the Company's filings with the Securities and Exchange Commission. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

ICR, Inc.
Bill Zima
Tel: +86-10-6583-7511
Or: +1-203-682-8233
Email: bill.zima@icrinc.com

Funtalk China Holdings Ltd. (China)
Riva Zhang
Investor Relations Manager
Tel: +86-10-5709-1192
Email: ir@funtalk.cn